EXHIBIT 12

DEAN FOODS COMPANY

COMPUTATION OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges for the Years Ended December 31, 2010, 2009, 2008, 2007 and 2006

	Year Ended December 31
	2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$151,222	$380,465	$296,217	$210,229	$451,760
Fixed charges:
Interest expense	248,301	246,510	308,178	333,328	194,630
Portion of rentals (33%)	52,828	52,800	49,107	44,546	44,099
Capitalized interest	1,418	1,676	2,803	2,012	3,374

Total fixed charges	302,547	300,986	360,088	379,886	242,103

Income from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$452,351	$679,775	$653,502	$588,103	$690,489

Ratio of earnings to fixed charges	1.50	2.26	1.81	1.55	2.85